FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2018

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 26 June, 2018

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 26 June 2018
Unilever announces results of Bondholder Meetings

Exhibit 99

UNILEVER ANNOUNCES RESULTS OF BONDHOLDER MEETINGS

London/Rotterdam, 26 June 2018

Unilever N.V. and Unilever PLC (each, an "Issuer" and together, the "Issuers") announce today the results of the meetings held on 26 June 2018 for holders of the outstanding notes listed in the table below (each a "Series" and together, the "Notes") to vote in respect of the Extraordinary Resolutions as set out in the Notice of Separate Meetings dated 30 May 2018 (the "Notice of Separate Meetings").

Capitalised terms used but not defined in this announcement have the same meaning given to them in the Consent Solicitation Memorandum dated 30 May 2018.

Notice is hereby given to the holders of the Notes that at the relevant Meeting of holders of each Series of the Notes convened by the Notice of Separate Meetings and held at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ, United Kingdom, on 26 June 2018:

a)      the relevant Meeting was quorate; and

b)      the relevant Extraordinary Resolution detailed in the Notice of Separate Meetings was duly passed.

Issuer	Guarantor	ISIN	Description
NV	PLC, UNUS	XS1403010512	€300,000,000 0.000 per cent. Notes due April 2020
NV	PLC, UNUS	XS0957258212	€750,000,000 1.750 per cent. Notes due August 2020
NV	PLC, UNUS	XS1654191623	€500,000,000 0.000 per cent Notes due July 2021
NV	PLC, UNUS	XS1178970106	€750,000,000 0.500 per cent. Notes due February 2022
NV	PLC, UNUS	XS1566100977	€600,000,000 0.375 per cent. Notes due February 2023
NV	PLC, UNUS	XS1241577490	€500,000,000 1.000 per cent. Notes due June 2023
NV	PLC, UNUS	XS1769090728	€500,000,000 0.500 per cent. Notes due August 2023
NV	PLC, UNUS	XS1403014936	€500,000,000 0.500 per cent. Notes due April 2024
NV	PLC, UNUS	XS1654192191	€650,000,000 0.875 per cent. Notes due July 2025
NV	PLC, UNUS	XS1769090991	€700,000,000 1.125 per cent. Notes due February 2027
NV	PLC, UNUS	XS1566101603	€600,000,000 1.000 per cent. Notes due February 2027
NV	PLC, UNUS	XS1403015156	€700,000,000 1.125 per cent. Notes due April 2028
NV	PLC, UNUS	XS1654192274	€750,000,000 1.375 per cent. Notes due July 2029
NV	PLC, UNUS	XS1769091296	€800,000,000 1.625 per cent. Notes due February 2033
PLC	NV, UNUS	XS1560644830	£350,000,000 1.125 per cent. Notes due February 2022
PLC	NV, UNUS	XS1684780031	£250,000,000 1.375 per cent. Notes due September 2024
PLC	NV, UNUS	XS1684780205	£250,000,000 1.875 per cent. Notes due September 2029

Early Participation Fee

Further to the announcement made on 14 June 2018, each Noteholder from whom a valid Consent Instruction in favour of the Extraordinary Resolution was received from the Tabulation Agent by the Expiration Deadline will receive the Early Participation Fee, subject to the satisfaction of the Fee Condition (that is, the passing of the relevant Shareholder Resolutions), no later than the fifth Business Day following the date of the relevant Shareholder Meeting.

Supplemental Trust Deeds

Subject to satisfaction of the Implementation Conditions, the Supplemental Trust Deeds for each Issuer implementing the relevant Proposed Amendments in respect of all Series of Notes for which the relevant Extraordinary Resolution was passed will be executed as soon as reasonably practicable on or after the Simplification Date. A further announcement will be made once such execution has taken place.

This notice is given by:

Unilever N.V. and Unilever PLC

26 June 2018

DISCLAIMER

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

IMPORTANT INFORMATION IN RESPECT OF SIMPLIFICATION

The below disclaimer relates only to, and is included in relation only to, Simplification.

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

No solicitation will be made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended.